Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2018, or our 2018 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology) and inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 59 FDM™ cartridge-based materials, 44 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services, as well as our professional services.

We conduct our business globally and provide products and services to our global customer base through our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,400 employees and hold more than 1,400 granted patents or pending patent applications worldwide.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and six months ended June 30, 2019 with the corresponding periods in 2018.

Results of Operations

Comparison of Three Months Ended June 30, 2019 to Three Months Ended June 30, 2018

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended June 30,
	2019		2018
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$163,163	100.0%	$170,236	100.0%
Cost of revenues	81,996	50.3%	86,589	50.9%
Gross profit	81,167	49.7%	83,647	49.1%
Research and development, net	24,040	14.7%	23,689	13.9%
Selling, general and administrative	56,322	34.5%	61,887	36.4%
Operating income (loss)	805	0.5%	(1,929)	-1.1%
Financial income (expense), net	1,755	1.1%	(83)	0.0%
Income (loss) before income taxes	2,560	1.6%	(2,012)	-1.2%
Income tax expenses	1,280	0.8%	205	0.1%
Share in losses of associated companies	(195)	-0.1%	(1,360)	-0.8%
Net loss attributable to non-controlling interests	(67)	0.0%	(26)	0.0%
Net income (loss) attributable to Stratasys Ltd.	1,152	0.7%	(3,551)	-2.1%

Discussion of Results of Operations

Revenues

Our products and services revenues for the three months ended June 30, 2019 and 2018, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended June 30,
	2019	2018	% Change
	U.S. $ in thousands
Products	$110,341	$118,403	-6.8%
Services	52,822	51,833	1.9%
	$163,163	$170,236	-4.2%

Products Revenues

Revenues derived from products (including systems and consumable materials) decreased by $8.1 million, or 6.8%, for the three months ended June 30, 2019, as compared to the three months ended June 30, 2018. The decrease in products revenues was driven by a decrease in our systems and consumables revenues.

Systems revenues for the three months ended June 30, 2019 decreased by 9.9% as compared to the three months ended June 30, 2018. The decrease in systems revenues was driven primarily by a decrease in sales to the automotive and the industrial machinery markets in Europe and the divestiture of our former subsidiary Solidscape.

Consumables revenues for the three months ended June 30, 2019 decreased by 3.7% as compared to the three months ended June 30, 2018. The decrease reflects a slight decrease in the European market, unfavorable exchange rates and the divestiture of our former subsidiary Solidscape.

Services Revenues

Services revenues (including SDM, maintenance contracts, spare parts and other services) increased by $1.0 million for the three months ended June 30, 2019, or 1.9%, as compared to the three months ended June 30, 2018. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 1.7%, driven primarily by growth in our installed base of systems.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended June 30, 2019 and 2018, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended June 30,
	2019		2018		% Change
		% of	U.S.$ in	% of
	U.S.$ in thousands	Revenues	thousands	Revenues
Americas*	$108,025	66.2%	$106,790	62.7%	1.2%
EMEA	30,149	18.5%	37,227	21.9%	-19.0%
Asia Pacific	24,989	15.3%	26,219	15.4%	-4.7%
	$163,163	100.0%	$170,236	100.0%	-4.2%

*	Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $1.2 million, or 1.2%, to $108.0 million for the three months ended June 30, 2019, compared to $106.8 million for the three months ended June 30, 2018. The increase was in all revenue streams when excluding the impact of the divestiture of our former subsidiary Solidscape.

Revenues in the EMEA region decreased by $7.1 million, or 19.0%, to $30.1 million for the three months ended June 30, 2019, compared to $37.2 million for the three months ended June 30, 2018. The decrease was primarily driven by lower systems and consumables revenues as a result of weakness in the automotive and industrial machinery markets in Europe and due to the impact of the divestiture of our former subsidiary Solidscape. On a constant currency basis when using prior period’s exchange rates, revenues decreased by $5.4 million, or 14.5%.

Revenues in the Asia Pacific region decreased by $1.2 million, or 4.7%, to $25.0 million for the three months ended June 30, 2019, compared to $26.2 million for the three months ended June 30, 2018. The decrease was primarily driven by lower systems revenues.

Gross Profit

Gross profit for our products and services for the three months ended June 30, 2019 and 2018, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended June 30,
	2019	2018
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$63,246	$65,141	-2.9%
Services	17,921	18,506	-3.2%
	$81,167	$83,647	-3.0%

Gross profit as a percentage of revenues for our products and services for the three months ended June 30, 2019 and 2018, were as follows:

	Three Months Ended June 30,
	2019	2018
Gross profit as a percentage of revenues from:
Products	57.3%	55.0%
Services	33.9%	35.7%
Total gross profit	49.7%	49.1%

Gross profit attributable to products revenues decreased by $1.9 million, or 2.9%, to $63.2 million for the three months ended June 30, 2019, compared to gross profit of $65.1 million for the three months ended June 30, 2018. Gross profit attributable to products revenues as a percentage of products revenues increased to 57.3% for the three months ended June 30, 2019, compared to gross profit of 55.0% for the three months ended June 30, 2018.

The increase in gross profit as a percentage of products revenue is attributable to operational efficiency and product mix.

Gross profit attributable to services revenues decreased by $0.6 million, or 3.2%, to $17.9 million for the three months ended June 30, 2019, compared to $18.5 million for the three months ended June 30, 2018. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended June 30, 2019 decreased to 33.9%, as compared to 35.7% for the three months ended June 30, 2018. Our gross profit from services revenues was impacted by the mix of services revenue sources.

Operating Expenses

The amount of each type of operating expense for the three months ended June 30, 2019 and 2018, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended June 30,
	2019	2018	% Change
	U.S. $ in thousands
Research and development, net	$24,040	$23,689	1.5%
Selling, general & administrative	56,322	61,887	-9.0%
	$80,362	$85,576	-6.1%

Percentage of revenues	49.3%	50.3%

Research and development expenses, net increased by $0.4 million, or 1.5%, to $24.0 million for the three months ended June 30, 2019, compared to $23.7 million for the three months ended June 30, 2018. The amount of research and development expenses constituted 14.7% of our revenues for the three months ended June 30, 2019, as compared to 13.9% for the three months ended June 30, 2018.

Our research and development expenses were impacted by the timing of project spending and product launches. Our research and development expenses, net reflects our commitment to invest in long-term initiatives that include advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, and software and application development.

Selling, general and administrative expenses decreased by $5.6 million, or 9.0%, to $56.3 million for the three months ended June 30, 2019, as compared to $61.9 million for the three months ended June 30, 2018. The amount of selling, general and administrative expenses constituted 34.5% of our revenues for the three months ended June 30, 2019, as compared to 36.4% for the three months ended June 30, 2018.

The decrease in our selling, general and administrative expenses was primarily driven by the impact of a gain from the sale of an unconsolidated entity as well as the impact of our divestiture of our former subsidiary Solidscape.

Operating Income (Loss)

Operating income (loss) and operating income (loss) as a percentage of our total revenues for the three months ended June 30, 2019 and 2018, were as follows:

	Three Months Ended June 30,
	2019	2018
	U.S. $ in thousands
Operating income (loss)	$805	$(1,929)

Percentage of revenues	0.5%	-1.1%

Operating income amounted to $0.8 million for the three months ended June 30, 2019 compared to an operating loss of $1.9 million for the three months ended June 30, 2018. The decrease in operating loss was primarily attributable to lower operating expenses for the three months ended June 30, 2019 compared to the three months ended June 30, 2018, as discussed above.

Financial Income (expense), net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $1.8 million, compared to financial expense, net of $0.1 million, for the three months ended June 30, 2019 and 2018, respectively. The increase in financial income, net is mainly due to lower financial expenses as a result of the full repayment of our loans in the previous quarter and due to higher interest yields on our cash investments.

Income Taxes

Income taxes and income taxes as a percentage of income (loss) before taxes for the three months ended June 30, 2019 and 2018, as well as the percentage change in each reflected thereby, were as follows:

	Three Months Ended
	June 30,
	2019	2018
	U.S. $ in thousands		Change in %
Income tax expense	$1,280	$205	524.4%

As a percent of income (loss) before income taxes	50.0%	-10.2%

We had a positive effective tax rate of 50.0% for the three-month period ended June 30, 2019 compared to a negative effective tax rate of 10.2% for the three-month period ended June 30, 2018. Our effective tax rate was primarily impacted by different geographic mixes of earnings and losses as well as a valuation allowance on losses of our subsidiaries in the US.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended June 30, 2019, our proportionate share of the losses of our equity method investments was $0.2 million compared to $1.4 million in the three months ended June 30, 2018. The decrease in our share in the losses of unconsolidated entities is due to the sale of LPW during 2018.

Net Income (Loss) Attributable to Stratasys Ltd. and Net Income (Loss) Per Share

Net income (loss) attributable to Stratasys Ltd., and diluted net income (loss) per share, for the three months ended June 30, 2019 and 2018, were as follows:

	Three Months Ended June 30,
	2019	2018
	U.S. $ in thousands
Net income (loss) attributable to Stratasys Ltd.	$1,152	$(3,551)

Percentage of revenues	0.7%	-2.1%

Diluted net income (loss) per share	$0.02	$(0.08)

Net income attributable to Stratasys Ltd. was $1.2 million for the three months ended June 30, 2019 compared to net loss of $3.6 million for the three months ended June 30, 2018. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses, as well as a decrease in share in losses of associated companies, as described above. In computing our loss per share for the three months ended June 30, 2018, we adjusted the net loss attributable to Stratasys Ltd. by $0.9 million due to an excess redemption amount of redeemable non-controlling interest.

Diluted net income per share was $0.02 and diluted net loss per share was $0.08 for the three months ended June 30, 2019 and 2018, respectively. The weighted average fully diluted share count was 54.7 million for the three months ended June 30, 2019, compared to 53.7 million for the three months ended June 30, 2018.

Results of Operations

Comparison of Six Months Ended June 30, 2019 to Six Months Ended June 30, 2018

The following table sets forth certain statement of operations data for the periods indicated:

	Six Months Ended June 30,
	2019		2018
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$318,463	100.0%	$324,069	100.0%
Cost of revenues	160,839	50.5%	164,772	50.8%
Gross profit	157,624	49.5%	159,297	49.2%
Research and development, net	46,614	14.6%	48,799	15.1%
Selling, general and administrative	113,476	35.6%	118,892	36.7%
Operating loss	(2,466)	-0.8%	(8,394)	-2.6%
Financial income (expense), net	2,508	0.8%	(75)	0.0%
Income (loss) before income taxes	42	0.0%	(8,469)	-2.6%
Income tax expenses	2,498	0.8%	806	0.2%
Share in profit (losses) of associated companies	1,228	0.4%	(7,433)	-2.3%
Net loss attributable to non-controlling interests	(110)	0.0%	(116)	0.0%
Net loss attributable to Stratasys Ltd.	(1,118)	-0.4%	(16,592)	-5.1%

Discussion of Results of Operations

Revenues

Our products and services revenues for the six months ended June 30, 2019 and 2018, as well as the percentage change reflected thereby, were as follows:

	Six Months Ended June 30,
	2019	2018	% Change
	U.S. $ in thousands
Products	$215,432	$222,320	-3.1%
Services	103,031	101,749	1.3%
	$318,463	$324,069	-1.7%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $6.9 million, or 3.1%, for the six months ended June 30, 2019, as compared to the six months ended June 30, 2018. The decrease in products revenues was driven by a decrease in our systems and consumables revenues and was partially offset by an increase in our services revenues.

Systems revenues for the six months ended June 30, 2019 decreased by 5.2% as compared to the six months ended June 30, 2018. Consumables revenues for the six months ended June 30, 2019 decreased by 1.2% as compared to the six months ended June 30, 2018.

Services Revenues

Services revenues (including SDM, maintenance contracts, spare parts and other services) increased by $1.3 million for the six months ended June 30, 2019, or 1.3%, as compared to the six months ended June 30, 2018. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 1.6%, reflecting our growing installed base of systems and improvement in our service contract attach rate.

Revenues by Region

Revenues and the percentage of revenues by region for the six months ended June 30, 2019 and 2018, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Six Months Ended June 30,
	2019		2018		% Change
		% of	U.S.$ in	% of
	U.S.$ in thousands	Revenues	thousands	Revenues
Americas*	$204,523	64.2%	$194,704	60.1%	5.0%
EMEA	64,932	20.4%	76,198	23.5%	-14.8%
Asia Pacific	49,008	15.4%	53,167	16.4%	-7.8%
	$318,463	100.0%	$324,069	100.0%	-1.7%

* Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $9.8 million, or 5%, to $204.5 million for the six months ended June 30, 2019, compared to $194.7 million for the six months ended June 30, 2018. The increase was in all revenue streams.

Revenues in the EMEA region decreased by $11.3 million, or 14.8%, to $64.9 million for the six months ended June 30, 2019, compared to $76.2 million for the six months ended June 30, 2018. The decrease was primarily driven by the lower systems and consumables revenues as a result of the weakness in the automotive and industrial machinery markets in Europe and due to the impact of the divestiture of our former subsidiary Solidscape. On a constant currency basis when using prior period exchange rates, revenues decreased by $7.0 million or 9.2%.

Revenues in the Asia Pacific region decreased by $4.2 million, or 7.8%, to $49.0 million for the six months ended June 30, 2019, compared to $53.2 million for the six months ended June 30, 2018. The decrease was driven by lower systems and consumables revenues.

Gross Profit

Gross profit for our products and services for the six months ended June 30, 2019 and 2018, as well as the percentage change reflected thereby, were as follows:

	Six Months Ended June 30,
	2019	2018
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$124,168	$123,840	0.3%
Services	33,456	35,457	-5.6%
	$157,624	$159,297	-1.1%

Gross profit as a percentage of revenues for our products and services for the six months ended June 30, 2019 and 2018, were as follows:

	Six Months Ended June 30,
	2019	2018
Gross profit as a percentage of revenues from:
Products	57.6%	55.7%
Services	32.5%	34.8%
Total gross profit	49.5%	49.2%

Gross profit attributable to products revenues increased by $0.3 million, or 0.3%, to $124.2 million for the six months ended June 30, 2019, compared to gross profit of $123.9 million for the six months ended June 30, 2018. Gross profit attributable to products revenues as a percentage of products revenues increased to 57.6% for the six months ended June 30, 2019, compared to gross profit of 55.7% for the six months ended June 30, 2018. The increase in gross profit margin for our products revenues was attributable to a favorable mix of products sold by us during the six months ended June 30, 2019.

Gross profit attributable to services revenues decreased by $2.0 million, or 5.6%, to $33.5 million for the six months ended June 30, 2019, compared to $35.5 million for the six months ended June 30, 2018. Gross profit attributable to services revenues as a percentage of services revenues in the six months ended June 30, 2019 decreased to 32.5%, as compared to 34.8% for the six months ended June 30, 2018.

Operating Expenses

The amount of each type of operating expense for the six months ended June 30, 2019 and 2018, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such period, were as follows:

	Six Months Ended June 30,
	2019	2018	% Change
	U.S. $ in thousands
Research and development, net	$46,614	$48,799	-4.5%
Selling, general & administrative	113,476	118,892	-4.6%
	$160,090	$167,691	-4.5%
Percentage of revenues	50.3%	51.7%

Research and development expenses, net increased by $2.2 million, or 4.5%, to $46.6 million for the six months ended June 30, 2019, compared to $48.8 million for the six months ended June 30, 2018. The amount of research and development expenses constituted 14.6% of our revenues for the six months ended June 30, 2019, as compared to 15.1% for the six months ended June 30, 2018.

Selling, general and administrative expenses decreased by $5.4 million, or 4.6%, to $113.5 million for the six months ended June 30, 2019, as compared to $118.9 million for the six months ended June 30, 2018. The amount of selling, general and administrative expenses constituted 35.6% of our revenues for the six months ended June 30, 2019, as compared to 36.7% for the six months ended June 30, 2018.

The decrease in our selling, general and administrative expenses was primarily driven by the impact of the divestiture of certain entities as well as gain from sale of an unconsolidated entity.

 Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the six months ended June 30, 2019 and 2018, were as follows:

	Six Months Ended June 30,
	2019	2018
	U.S. $ in thousands
Operating loss	$(2,466)	$(8,394)

Percentage of revenues	-0.8%	-2.6%

Operating loss amounted to $2.5 million for the six months ended June 30, 2019 compared to an operating loss of $8.4 million for the six months ended June 30, 2018. The decrease in operating loss was primarily attributable to lower operating expenses for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, as discussed above.

Financial Income (expense), net

Financial income (expense), net, which was primarily comprised of effects of foreign currencies, interest income and interest expense, amounted to income of $2.5 million and expense of $0.1 million for the six months ended June 30, 2019 and 2018, respectively. The increase in financial income, net is mainly due to lower financial expenses as a result of the full repayment of our loans in the first quarter of 2019 and due to higher interest yields on our cash investments.

Income Taxes

Income taxes and income taxes as a percentage of income (loss) before taxes for the six months ended June 30, 2019 and 2018, as well as the percentage change in each reflected thereby, were as follows:

	Six Months Ended
	June 30,
	2019	2018
	U.S. $ in thousands
Income tax expense	$2,498	$806

As a percent of income (loss) before income taxes	5947.6%	-9.5%

We had a negative effective tax rate of 5947.6% for the six-month period ended June 30, 2019 compared to a negative effective tax rate of 9.5% for the six-month period ended June 30, 2018. Our effective tax rate was primarily impacted by different geographic mixes of earnings and losses.

Share in Income (Losses) of Associated Companies

Share in income (losses) of associated companies reflects our proportionate share of the earnings or losses of unconsolidated entities accounted for by using the equity method of accounting. During the six months ended June 30, 2019, our proportionate share of the earnings of our equity method investments was $1.2 million compared to $7.4 million of losses in the six months ended June 30, 2018. The difference is primarily due to an in-process research and development (IPR&D) write-off recorded in 2018.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share, for the six months ended June 30, 2019 and 2018, were as follows:

	Six Months Ended June 30,
	2019	2018
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(1,118)	$(16,592)

Percentage of revenues	-0.4%	-5.1%

Diluted net loss per share	$(0.02)	$(0.33)

Net loss attributable to Stratasys Ltd. was $1.1 million for the six months ended June 30, 2019 compared to net loss of $16.6 million for the six months ended June 30, 2018. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses, and a decrease in share in losses of associated companies, as described above. In computing our loss per share for the six months ended June 30, 2018, we adjusted the net loss attributable to Stratasys Ltd. by $0.9 million due to an excess redemption amount of redeemable non-controlling interest.

Diluted net loss per share was $0.02 and $0.33 for the six months ended June 30, 2019 and 2018, respectively. The weighted average fully diluted share count was 54.1 million for the six months ended June 30, 2019, compared to 53.7 million for the six months ended June 30, 2018.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended June 30,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$81,167	$4,441	$85,608	$83,647	$5,708	$89,355
	Operating income (loss) (1,2)	805	8,246	9,051	(1,929)	12,548	10,619
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	1,152	7,372	8,524	(3,551)	11,643	8,092
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$0.02	$0.14	$0.16	$(0.08)	$0.23	$0.15

(1)	Acquired intangible assets amortization expense		3,900			5,220
	Non-cash stock-based compensation expense		541			442
	Reorganization and other related costs		-			46
			4,441			5,708

(2)	Acquired intangible assets amortization expense		1,783			2,539
	Non-cash stock-based compensation expense		5,552			3,836
	Reorganization expenses and other		(3,530)			465
			3,805			6,840
			8,246			12,548

(3)	Corresponding tax effect		(874)			(1,119)
	Amortization of acquired intangibles related to equity method investments.		-			214
			$7,372			$11,643

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,687		54,687	53,722		53,745

		Six Months Ended June 30,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$157,624	$8,693	$166,317	$159,297	$11,307	$170,604
	Operating income (loss) (1,2)	(2,466)	18,321	15,855	(8,394)	23,935	15,541
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(1,118)	15,299	14,181	(16,592)	27,406	10,814
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.02)	$0.28	$0.26	$(0.33)	$0.53	$0.20

(1)	Acquired intangible assets amortization expense		7,798			10,424
	Non-cash stock-based compensation expense		895			829
	Reorganization and other related costs		-			54
			8,693			11,307

(2)	Acquired intangible assets amortization expense		3,672			5,097
	Non-cash stock-based compensation expense		9,427			6,864
	Reorganization expenses and other		(3,471)			2,230
	Gain from sale of plant and property		-			(1,563)
			9,628			12,628
			18,321			23,935

(3)	Corresponding tax effect		(1,418)			(1,911)
	Gain from equity method divestment, related write-offs and amortization		(1,604)			5,382
			$15,299			$27,406

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,102		54,585	53,689		53,732

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Six Months Ended June 30,
	2019	2018
	U.S $ in thousands
Net loss	$(1,228)	$(16,708)
Depreciation and amortization	25,063	30,612
Deferred income taxes	(1,123)	(1,902)
Stock-based compensation	10,322	7,693
Other non-cash item, net	(5,505)	11,447
Change in working capital and other items	(26,692)	8,956
Net cash provided by operating activities	837	40,098
Net cash used in investing activities	(6,570)	(17,141)
Net cash used by financing activities	(23,041)	(3,036)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,697	(2,001)
Net change in cash, cash equivalents and restricted cash	(27,077)	17,920
Cash, cash equivalents and restricted cash, beginning of period	393,734	329,359
Cash, cash equivalents and restricted cash, end of period	$366,657	$347,279

Our cash, cash equivalents and restricted cash balances decreased to $366.7 million on June 30, 2019 from $393.7 million on December 31, 2018. The decrease in cash and cash equivalents in the six months ended June 30, 2019 was primarily due to net cash used by financing activities in an amount of $23.0 million, and $6.6 million used in investing activities, as described below.

Our cash, cash equivalents and restricted cash balances increased to $347.3 million at June 30, 2018 from $329.4 million at December 31, 2017.

Cash flows from operating activities

We generated $0.8 million of cash from operating activities during the six months ended June 30, 2019. This cash generated by our operating activities reflects our $1.2 million net loss for this period, as adjusted to eliminate non-cash charges including depreciation and amortization of $25.1 million and stock-based compensation expense of $10.3 million partially offset by downwards adjustments to reflect the unfavorable changes in our working capital balances and to eliminate non-cash changes in our other assets and liabilities, in an aggregate amount of $26.7 million. The unfavorable impact of our working capital balances was driven by proactive steps to increase inventory levels in order to increase lead time and support product demand.

We generated $40.1 million of cash from operating activities during the six months ended June 30, 2018. That cash generated by our operating activities reflected our $16.7 million net loss for that period, as adjusted to eliminate non-cash charges such as $30.6 million of depreciation and amortization and $7.7 million of stock-based compensation expense and share in losses of associated companies of $7.4 million, as well as $9.0 million of changes in our working capital balances and other assets.

Cash flows used in investing activities

We used $6.6 million of cash in our investing activities during the six months ended June 30, 2019. Cash was primarily used to invest $10.4 million to purchase property and equipment which was offset mainly by proceeds of $3.9 million from the sale of unconsolidated entity. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities.

We used $17.1 million of cash in our investing activities during the six months ended June 30, 2018. Cash was primarily used to invest $12.4 million to purchase property and equipment. (primarily for our new buildings complex under construction in Rehovot, Israel).

Cash flows used in financing activities

We used $23.0 million of cash in our financing activities during the six months ended June 30, 2019. Cash used for financing activities was mainly attributable to the early repayment of the full outstanding principal amount of our loans in an amount of $27.3 million. cash provided by financing activities was mainly attributable to proceeds of $4.3 million from the exercise of stock options.

We used $3.0 million of cash in our financing activities during the six months ended June 30, 2018. Cash used in financing activities was mainly attributable to the $2.6 million used for quarterly repayments of our long-term loan.

Capital resources and capital expenditures

Our total current assets amounted to $683.5 million as of June 30, 2019, of which $366.7 million consisted of cash, cash equivalents and restricted cash. Total current liabilities amounted to $177.6 million. Most of our cash and cash equivalents are held in banks in Israel and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, by conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and debt requirements for the next twelve months.

Long-Term Bank Loan and Credit Line

In December 2016, our company entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans to be drawn upon the Credit Line were to be under similar terms as the Bank Loan. The Bank Loan was to mature in December 2023 and was payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan was subject to, within the initial three-year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan was secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bore interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contained customary representations and warranties, affirmative covenants and negative covenants, which included, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien.

The Bank Loan Agreement also contained customary events of default that entitled the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien and included customary grace periods before certain events were to be deemed events of default. Borrowings under the Bank Loan Agreement were available mainly for the financing of our new facility in Israel.

As indicated above (under “Cash flows from financing activities”), in the first quarter of 2019, we repaid the full outstanding principal amount of the Bank Loan, in an aggregate amount of $27.3 million, plus all interest accrued thereon, thereby fulfilling all of our remaining obligations under the Bank Loan Agreement. In connection with the repayment, the first-priority lien on all of our rights with respect to the property of our new office facility in Israel was removed.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2018 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;

●	the extent of growth of the 3D printing market generally;

●	changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;

●	the impact of shifts in prices or margins of the products that we sell or services we provide;

●	the impact of competition and new technologies;

●	impairments of goodwill or other intangible assets in respect of companies that we acquire;

●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

●	global market, political and economic conditions, and in the countries in which we operate in particular;

●	government regulations and approvals;

●	litigation and regulatory proceedings;

●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;

●	impact of tax regulations on our results of operations and financial condition; and

●	those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2018 Annual Report, as well as in the 2018 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2018 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2018 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 11-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.